

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Nathan O'Konek
Executive VP and General Counsel
Redwire Corporation
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corporation**
> **Form S-1**
> **File No. 333-265643**
> **Filed June 16, 2022**

Dear Mr. O'Konek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing